
July 16, 2012

Via E-mail
Mr. Steven N. Bronson
President
BKF Capital Group Inc.
225 N.E. Mizner Boulevard, Suite 400
Boca Raton, Florida 33432

> **Re:** **BKF Capital Group Inc.**
> **Form 10-K for the fiscal year ended December 31, 2011**
> **Filed April 16, 2012**
> **File No. 1-10024**

Dear Mr. Bronson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2011

Item 13. Certain Relationships and Related Transactions, page 22

1. Please explain to us the current terms of your royalty fee sharing arrangement and whether you will continue to receive royalty payments in the future. We note that you received royalty payments for the year ended December 31, 2011 although you disclosed that the agreement under which the royalties were received expired on September 30, 2010.

Signatures, page 26

2. In future filings, please ensure that your principal financial officer and your controller or principal accounting officer signs the annual report. Any person who occupies more than

one position shall indicate each capacity in which he or she signs the report. Please see General Instruction D(2)(a) and (b) of Form 10-K for information on required signatures.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sherry Haywood at (202) 551-3345 or Pam Long at (202) 551-3765 if you have questions regarding these comments.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief